UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 9

    Blount International, Inc.

(Title of class of securities)

    Common Stock, Par Value $.01 Per Share

(Title of class of securities)

    095180-10-5

(CUSIP number of class of securities)

    William Fox

Executive Vice President and Chief Financial Officer

Lehman Brothers Holdings Inc.

1271 Avenue of the Americas

New York, NY 10020

(646) 285-9000

(Name, address and telephone number of person authorized to receive notices and communications)

Copies to:

Kenneth B. Wallach, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

    March 11, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Holdings Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,718,999 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,718,999 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,718,999
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9% (2)
14.	Type of reporting person (see instructions) HC/CO

(1)	Other than the shares of Common Stock actually owned by LB Blount Investment SPV LLC, LBHI is unable to confirm whether or not it is the beneficial owner of any additional shares of the Issuer’s Common Stock that may or may not be actually owned by any of LBHI’s other affiliates. On September 15, 2008, LBHI, and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”) commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

LBHI is unable to provide information on its beneficial ownership, if any, of the Issuer’s Common Stock (other than the shares of Common Stock actually owned by LB Blount Investment SPV LLC) primarily due to (1) the commencement of various administrative or civil rehabilitation proceedings of subsidiaries comprising significant parts of LBHI’s European and Asian businesses, which have resulted in significant portions of LBHI’s securities trading records and systems being unavailable to, and non-accessible by, LBHI, and (2) the sale since September 15, 2008 of significant businesses comprising LBHI’s historical business (the “Sale”). As a result of the Sale, and actions taken by certain creditors with respect to securities that had been pledged by LBHI, or its affiliates, as collateral to those creditors, LBHI cannot compile an accurate accounting of securities held. LBHI is currently engaged in an expensive and time consuming process to reconcile discrepancies in information LBHI has with respect to security holdings. Even with continued significant efforts and expense, LBHI may not be able to provide a record of securities held.

(2)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. LB Blount Investment SPV LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,718,999
	8.	Shared voting power 0
	9.	Sole dispositive power 4,718,999
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,718,999
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman ALI Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,238,849
	8.	Shared voting power 0
	9.	Sole dispositive power 1,238,849
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,238,849
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Merchant Banking Partners II L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,952,473
	8.	Shared voting power 0
	9.	Sole dispositive power 1,952,473
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,952,473
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.1% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Offshore Investment Partners II L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,272,179
	8.	Shared voting power 0
	9.	Sole dispositive power 1,272,179
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,272,179
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.7% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Capital Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 255,497
	8.	Shared voting power 0
	9.	Sole dispositive power 255,497
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 255,497
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Capital Partners IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 706,912
	8.	Shared voting power 0
	9.	Sole dispositive power 706,912
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 706,912
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.5% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers MBG Partners 1999 (A) L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 165,292
	8.	Shared voting power 0
	9.	Sole dispositive power 165,292
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 165,292
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers MBG Partners 1999 (B) L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 18,940
	8.	Shared voting power 0
	9.	Sole dispositive power 18,940
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 18,940
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers MBG Partners 1999 (C) L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,165
	8.	Shared voting power 0
	9.	Sole dispositive power 5,165
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,165
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. LB I Group Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,238,849
	8.	Shared voting power 0
	9.	Sole dispositive power 1,238,849
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,238,849
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.6% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Offshore Partners II Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,272,179
	8.	Shared voting power 0
	9.	Sole dispositive power 1,272,179
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,272,179
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.7% (1)
14.	Type of reporting person (see instructions) HC/CO

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

CUSIP No. 095180-10-5
1.	Names of reporting persons. Lehman Brothers Merchant Banking Partners II Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,224,652
	8.	Shared voting power 0
	9.	Sole dispositive power 3,224,652
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,224,652
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 6.8% (1)
14.	Type of reporting person (see instructions) HC/CO

(1)	Based on 47,766,331 outstanding shares of Common Stock of Blount International, Inc. that were outstanding as of March 1, 2010 as reported on Blount International’s annual report on Form 10-K dated March 9, 2010.

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D filed on August 20, 1999 (the “Original 13D”) by Lehman Brothers Holdings Inc., a Delaware corporation (“LBHI”), LB Blount Investment SPV LLC, a Delaware corporation (“LB Blount SPV”), Lehman Brothers Inc., a Delaware corporation (“LBI”), Lehman Brothers Merchant Banking Partners II L.P., a Delaware corporation (“LB MBP II”), Lehman Brothers Offshore Investment Partners II L.P., a Bermuda corporation (“LB OIP II”), Lehman Brothers Capital Partners III, L.P., a Delaware corporation (“Capital Partners III”), Lehman Brothers Capital Partners IV, L.P. a Delaware corporation (“Capital Partners IV”), LB I Group Inc., a Delaware corporation (“LB I Group”), Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation (“LB Offshore II Ltd.”), and Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation (“LB MBP II Inc.”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Blount International, Inc., a Delaware corporation (“Blount” or “Issuer”), as amended by Amendment No. 1 thereto filed on November 4, 1999, Amendment No. 2 thereto filed on April 3, 2002, Amendment No. 3 thereto filed on March 19, 2003, Amendment No. 4 thereto filed on March 17, 2004, Amendment No. 5 thereto filed on August 16, 2004, Amendment No. 6 thereto filed on December 22, 2004, Amendment No. 7 thereto filed on June 13, 2005, and Amendment No. 8 thereto filed on February 14, 2006 (the foregoing amendments, together with the Original 13D, the “Schedule 13D Filing”).

Defined terms used but not defined have the meaning ascribed in the Original 13D.

Items 2, 4, 5, 6 and 7 of the Schedule 13D Filing are amended and supplemented as follows:

Item 2.	Identity and Background.

Item 2 of the Schedule 13D Filing is hereby restated in its entirety as follows:

This Amendment is made on behalf of LBHI, LB Blount SPV, Lehman ALI Inc. (“Lehman ALI”), LB MBP II, LB OIP II, Capital Partners III, Capital Partners IV, Lehman Brothers MBG Partners 1999 (A) L.P.(“ MBG 1999 (A)”), Lehman Brothers MBG Partners 1999 (B) L.P. (“MBG 1999 (B)”), Lehman Brothers MBG Partners 1999 (C) L.P. (“MBG 1999 (C)”), LB I Group, LB Offshore II Ltd. and LB MBP II Inc. (collectively, the “Reporting Persons.”) The principal business address of each of the Reporting Persons is 1271 Avenue of the Americas, New York, NY 10020.

On September 19, 2008, LBI transferred its entire ownership interest in LB I Group to Lehman ALI and as a result LBI ceased to be a Reporting Person. Lehman ALI is now a Reporting Person.

LBHI is the general partner of Capital Partners III and the direct 100% parent of Lehman ALI, LB MBP II Inc. and LB Offshore II Ltd.

Lehman ALI is a direct wholly-owned subsidiary of LBHI and is the direct 100% parent of LB I Group Inc.

LB I Group is a wholly-owned subsidiary of Lehman ALI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). LB I Group owns approximately 7.1% of the equity interests of LB Blount SPV.

The name, residence or business address, citizenship, present principal occupation or employment and any beneficial ownership of Common Stock of each of the executive officers and directors of each Reporting Person that is a corporation are set forth in Appendix A hereto.

None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D Filing is hereby restated in its entirety as follows:

On March 11, 2010, the Reporting Persons sold 4,200,000 shares of Blount Common Stock at $10.57 per share. As of the date hereof, the Reporting Persons continue to beneficially own 4,718,999 shares of Common Stock constituting 9.88% of the outstanding Common Stock of Blount. The Reporting Persons intend to review on an ongoing basis their investment in Blount. Depending on the factors discussed below, the Reporting Persons (subject to applicable law) may sell shares of Common Stock pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, or in sales otherwise registered or exempt from registration under the Securities Act; may distribute shares of Common Stock to partners, members or stockholders; or may engage in any combination of the foregoing. Further, subject to applicable law, the Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock. Any open market or privately negotiated sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, fiduciary obligations of general partners (with respect to shares held by partnerships), potential tax considerations and other factors. Except as set forth in this Amendment, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D Filing is hereby restated in its entirety as follows:

(a)	See Items 11 and 13 of the cover page for each Reporting Person and Appendix A hereto.

(b)	See Items 7 through 9 of the cover page for each Reporting Person and Appendix A hereto.

(c)	Except as set forth in Item 4 of this Amendment and Appendix A hereto, there have been no transactions in Common Stock by any of the Reporting Persons during the past 60 days.

(d)	None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D Filing is hereby supplemented as follows:

The Reporting Persons have verbally agreed to not make any further dispositions of Common Stock for a period of 60 days from March 11, 2010.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D Filing is hereby supplemented as follows:

Exhibit Number	Description of Exhibit
B.	Joint Filing Agreement, dated as of March 22, 2010, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2010

LEHMAN BROTHERS HOLDINGS INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Senior Vice President

LB BLOUNT INVESTMENT SPV LLC By LB I Group Inc., a managing member

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN ALI INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II L.P., by its general partner:

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS OFFSHORE INVESTMENT PARTNERS II L.P.; by its investment general partner:

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS CAPITAL PARTNERS III L.P., by its general partner:

LEHMAN BROTHERS HOLDINGS INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Senior Vice President

LEHMAN BROTHERS CAPITAL PARTNERS IV L.P., by its general partner:

LB I GROUP INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS MBG PARTNERS 1999 (A) L.P., by its general partner:

LB I GROUP INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS MBG PARTNERS 1999 (B) L.P., by its general partner:

LB I GROUP INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS MBG PARTNERS 1999 (C) L.P., by its general partner:

LB I GROUP INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LB I GROUP INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

LEHMAN BROTHERS OFFSHORE PARTNERS II LTD.

By:	/S/ ASHVIN RAO
Name:	Ashvin Rao
Title:	Vice President

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

By:	/S/ DOUGLAS LAMBERT
Name:	Douglas Lambert
Title:	Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

SIR CHRISTOPHER GENT Non-Executive Chairman of GlaxoSmithKline plc.	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

ROLAND A. HERNANDEZ Retired Chairman and Chief Executive Officer of Telemundo Group, Inc.	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

HENRY KAUFMAN President of Henry Kaufman & Company, Inc.	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 1271 Avenue of the Americas New York, NY 10020

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

BRYAN MARSAL Chief Executive Officer and Chief Restructuring Officer of Lehman Brothers Holdings Inc.	Co-Chief Executive Officer of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

JOHN SUCKOW President and Chief Operating Officer of Lehman Brothers Holdings Inc.	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

WILLIAM FOX (See Note 1) Executive Vice President and Chief Financial Officer of Lehman Brothers Holdings Inc.	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

All of the above individuals are citizens of the United States.

LEHMAN ALI INC., LB I GROUP INC. AND

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

BOARD OF DIRECTORS

NAME/TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

BRYAN MARSAL Chief Executive Officer and Chief Restructuring Officer of the above named entities	Co-Chief Executive Officer of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

JOHN SUCKOW President and Chief Operating Officer of the above named entities	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

WILLIAM FOX (See Note 1) Executive Vice President and Chief Financial Officer of the above named entities	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

All of the above individuals are citizens of the United States.

LEHMAN ALI INC., LB I GROUP INC. AND

LEHMAN BROTHERS MERCHANT BANKING PARTNERS II INC.

EXECUTIVE OFFICERS

NAME/TITLE	PRINCIPAL OCCUPATION	BUSINESS ADDRESS

BRYAN MARSAL Chief Executive Officer of the above named entities	Co-Chief Executive Officer of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

JOHN SUCKOW President and Chief Operating Officer of the above named entities	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

WILLIAM FOX (See Note 1) Executive Vice President and Chief Financial Officer of the above named entities	Managing Director of Alvarez & Marsal Holdings, LLC	Alvarez & Marsal Holdings, LLC 600 Lexington Avenue New York, New York 10022

All of the above individuals are citizens of the United States.

Note 1: Mr. Fox may be deemed to beneficially own 475 shares of Common Stock of Blount International, Inc. Of these shares of Common Stock, 160 shares were purchased on February 2, 2010 at a cost of approximately $11.32 per share, 165 shares were purchased on February 8, 2010 at a cost of approximately $10.66 per share, and 150 shares were purchased on February 23, 2010 at a cost of approximately $10.77 per share.

APPENDIX B

On September 15, 2008, Lehman Brothers Holdings Inc. (“Holdings”), and at later dates a number of its affiliates, filed voluntary petitions for relief under Chapter 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) in a jointly administered proceeding captioned In re Lehman Brothers Holdings Inc., et. al. under Case No. 08-13555. On September 19, 2008, the Securities Investor Protection Corporation under the Securities Investor Protection Act of 1970, as amended (“SIPA”), commenced a proceeding against Lehman Brothers Inc. (“LBI”) in the United States District Court for the Southern District of New York (the “District Court”) in the case captioned Securities Investors Protection Corporation v. Lehman Brothers Inc., Case No. 08-CIV-8119 (GEL). On September 19, 2008, the District Court entered the Order Commencing Liquidation (the “LBI Liquidation Order”) pursuant to the provisions of SIPA. The LBI Liquidation Order provided, among other things, the appointment of James W. Giddens as trustee for the SIPA liquidation of LBI and removed the proceeding to the Bankruptcy Court under Case No. 08-1420 (JMP) SIPA.

In the ordinary course of business prior to bankruptcy, Holdings entities and their employees were, from time to time, the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, FINRA, NYSE and state securities regulators. Holdings routinely cooperates freely with such investigations. Holdings entities were also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. As a result of the bankruptcy, all such civil legal proceedings against Holdings entities have been stayed.

Holdings’ bankruptcy described above and the events leading to Holdings’ bankruptcy have resulted in a number of adversary proceedings being filed in the Bankruptcy Court. Holdings has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. In addition, investigations have been commenced by federal and state regulatory agencies, including investigations by the Securities and Exchange Commission and offices of the U.S. Attorney in the Eastern District of New York, the Southern District of New York and New Jersey and Holdings is actively cooperating with all such investigations.